UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021

Commission File Number 001-39171

BROOGE ENERGY LIMITED

(Translation of registrant’s name into English)

c/o Brooge Petroleum and Gas Investment Company FZE

P.O. Box 50170

Fujairah, United Arab Emirates

+971 9 201 6666

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties concerning Brooge Petroleum and Gas Investment Company FZE’s (“BPGIC”), Brooge Petroleum and Gas Investment Company Phase III FZE (“BPGIC III”) and Brooge Energy Limited’s (“Brooge Energy”) expected operational plans. The actual results may differ materially from expectations due to a number of risks and uncertainties and, consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These risks and uncertainties include, but are not limited to, the ultimate geographic spread, duration and severity of the coronavirus outbreak and the effectiveness of actions taken, or actions that may be taken, by governmental authorities to contain the outbreak or ameliorate its effects and other risks and uncertainties indicated from time to time in filings with or submissions to the Securities and Exchange Commission (the “SEC”) by Brooge Energy. Readers are referred to the most recent reports filed with or furnished to the SEC by Brooge Energy. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and Brooge Energy undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

CONTENTS

Brooge Energy’s Annual General Meeting

Brooge Energy Limited will hold its Annual General Meeting at 6:00 p.m. Gulf Standard Time, on December 16, 2021, remotely via telephone conference and at its offices located at Liberty House, office 107, DIFC, Dubai, United Arab Emirates (the “Meeting”). The board of directors of Brooge Energy has set the record date for determining shareholders entitled to attend and vote at the Meeting as October 28, 2021 (the “Record Date”). Attendance at the Meeting will be limited to shareholders of record and beneficial owners who provide proof of beneficial ownership as of the Record Date (such as an account statement, a copy of the voting instruction card provided by a broker, bank, trustee, or nominee, or other similar evidence of ownership).

Details of our Meeting, including the information required to attend via telephone and the safety procedures that will be implemented to accommodate in-person attendance while complying with appropriate social distancing measures and other requirements that may be in effect from time to time due to the COVID-19 pandemic, will be set out in our Notice of Annual General Meeting to be issued and provided to holders of our Ordinary Shares as of the Record Date together with the proxy materials in due course.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOGE ENERGY LIMITED

Date: October 18, 2021	By:	/s/ Nicolaas L. Paardenkooper
Name: Nicolaas L. Paardenkooper Title: Chief Executive Officer